                                                 Rule 424(b)(3) Prospectus
                                                Registration No. 333-29225


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JULY 23, 1997)

HERCULES INCORPORATED                                            HERCULES (LOGO)
$100,000,000
6.15% NOTES DUE AUGUST 1, 2000
Interest payable February 1 and August 1
ISSUE PRICE: 99.936%
$100,000,000
6.60% DEBENTURES DUE AUGUST 1, 2027
Interest payable February 1 and August 1
ISSUE PRICE: 99.842%

Interest on the 6.15% Notes due August 1, 2000 (the "2000 Notes") and on the 6.60% Debentures due August 1, 2027 (the "2027 Debentures") (collectively, the "Securities") of Hercules Incorporated ("Hercules" or the "Company") is payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 1998. The 2000 Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. The 2027 Debentures will not be redeemable by the Company prior to maturity and will not be subject to any sinking fund, but will be redeemable, in whole or in part, at the option of each of the holders on August 1, 2007 at a redemption price equal to 100% of the principal amount thereof. See "Description of Securities -- 2027 Debentures" herein.

Each series of the Securities will be represented by a global note or a global debenture (the "Global Securities") registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to interests of beneficial owners). Except as described herein and in the accompanying Prospectus, Securities in definitive form will not be issued. See "Description of Debt Securities -- Global Securities" in the accompanying Prospectus and "Description of Securities -- Book-Entry System" herein.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                UNDERWRITING            PROCEEDS TO
                                      PRICE TO PUBLIC(1)         DISCOUNT(2)           COMPANY(1)(3)
--------------------------------------------------------------------------------------------------------
Per 2000 Note                        99.936%                .450%                  99.486%
--------------------------------------------------------------------------------------------------------
Total                                $99,936,000            $450,000               $99,486,000
--------------------------------------------------------------------------------------------------------
Per 2027 Debenture                   99.842%                .650%                  99.192%
--------------------------------------------------------------------------------------------------------
Total                                $99,842,000            $650,000               $99,192,000
--------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from August 4, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.
(3) Before deducting estimated expenses of $248,000 payable by the Company.

The Securities are being offered severally by the Underwriters, subject to prior sale, when, as and if accepted and subject to approval of certain legal matters by Brown & Wood LLP, counsel for the Underwriters. It is expected that delivery of the Securities will be made in book-entry form only on or about August 4, 1997 through the facilities of the Depositary, against payment therefor in immediately available funds.

J.P. MORGAN & CO.
                   NATIONSBANC CAPITAL MARKETS, INC.
                                    GOLDMAN, SACHS & CO.
                                                  DILLON, READ & CO. INC.

July 30, 1997

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

No dealer, salesman or any other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy the Securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       -----
                                   PROSPECTUS SUPPLEMENT
The Company..........................................................................    S-3
Recent Developments..................................................................    S-4
Use of Proceeds......................................................................    S-5
Capitalization.......................................................................    S-5
Selected Consolidated Financial Data.................................................    S-6
Description of Securities............................................................    S-7
Underwriting.........................................................................   S-10
Legal Opinions.......................................................................   S-10
                                         PROSPECTUS
Available Information................................................................      2
Incorporation of Certain Documents by Reference......................................      2
The Company..........................................................................      3
Use of Proceeds......................................................................      3
Ratio of Earnings to Fixed Charges...................................................      3
Description of Debt Securities.......................................................      3
Plan of Distribution.................................................................     10
Legal Matters........................................................................     11
Experts..............................................................................     11

                                  THE COMPANY
GENERAL

     Hercules manufactures chemical specialty products for a variety of markets worldwide. Its businesses include Aqualon Water-Soluble Polymers, Paper Technology, Resins and Food Gums. With shareholder value as its guiding focus, Hercules concentrates on value-added, high-performance products where it has a market or technological advantage. Hercules employs 6,500 people and operates more than 40 manufacturing plants around the world.

INDUSTRY SEGMENTS

     Hercules operates both domestically and throughout the world in two industry segments: Chemical Specialties and Food & Functional Products. Each of the segments consists of business units. The products developed, manufactured and sold by Hercules typically serve highly specialized markets and represent an important functional component (but relatively small portion of the cost) of the end products or processes in which they are used.

     Information regarding principal products manufactured and sold by each industry segment and principal markets served by each segment are presented below. These products are sold directly to customers from plants and warehouses and, in some cases (particularly in markets outside the United States) to and through distributors.

CHEMICAL SPECIALTIES
----------------------------
BUSINESS UNITS                PRINCIPAL PRODUCTS                    PRIMARY MARKETS
Paper Technology              Reactive sizes, rosin size,           Writing and printing
                              dispersed rosin sizes, wet-strength   paper, tissues and
                              and dry-strength resins, wax          toweling, liquid
                              emulsions, defoamers and retention    packaging, kraft paper,
                              aids.                                 corrugated and linerboard
                                                                    packaging and kraft
                                                                    specialties.
Resins                        Rosin resins, hydrocarbon resins and  Adhesives for tapes,
                              peroxides.                            labels, carpet backing,
                                                                    packaging and sealants;
                                                                    graphic arts,
                                                                    particularly inks and
                                                                    toners; rubber, including
                                                                    plastic compounds, for
                                                                    wire and cable
                                                                    insulation, the
                                                                    construction industry and
                                                                    household products.

     Net sales in the Chemical Specialties industry segment were $1,085 million, $1,154 million and $1,081 million for 1996, 1995 and 1994, respectively. Operating income in the Chemical Specialties industry segment for the same periods was $205 million, $211 million and $197 million. For the first quarter ended March 31, 1997, net sales in the Chemical Specialties industry segment were $272 million and operating income (loss) was $(46) million, as compared to $252 million and $45 million, respectively, for the same period in 1996.

FOOD & FUNCTIONAL PRODUCTS
----------------------------
BUSINESS UNITS                PRINCIPAL PRODUCTS                    PRIMARY MARKETS
Aqualon Water-Soluble
  Polymers                    Carboxymethylcellulose,               Paints and lacquers,
                              hydroxypropylcellulose,               adhesives, paper,
                              ethylcellulose, nitrocellulose,       personal care products
                              hydroxyethylcellulose,                and cosmetics,
                              methylcellulose and pentaerythritol.  pharmaceuticals, food and beverages, inks, oil well
                                                                    drilling, rubber and
                                                                    smokeless powder.
Food Gums                     Pectin, carrageenan and agar.         Processed meats, jellies
                                                                    and jams, baked goods,
                                                                    convenience foods and
                                                                    beverages.

     Net sales in the Food & Functional Products industry segment were $923 million, $1,046 million and $945 million for 1996, 1995 and 1994, respectively. Operating income in the Food & Functional Products industry segment for the same periods was $217 million, $187 million and $148 million. For the first quarter ended March 31, 1997, net sales in the Food & Functional Products industry segment were $223 million and operating income (loss) was $(3) million, as compared to $228 million and $51 million, respectively, for the same period in 1996.

EQUITY HOLDINGS

     Hercules holds an approximately 30% interest in Alliant Techsystems, Inc., a public company which designs, develops and manufactures solid propulsion systems, gun propellants, defense electronics, close combat systems, tank ammunition and artillery and marine and air-delivered systems for the United States and allied governments.

     In March 1997, Hercules completed transactions to monetize its investment in Tastemaker, a world-scale flavors company owned in a 50/50 joint venture with Mallinckrodt, Inc., for approximately $608 million. Equity in income of affiliated companies includes Tastemaker earnings of $11 million and $8 million for the quarters ended March 31, 1997 and 1996, respectively. Tastemaker earnings included in equity income for the year 1996 were $32 million.

     Future equity income will also include income from Fiberco, a newly formed joint venture. See "Recent Developments -- Formation of Joint Venture."

CORPORATE STRATEGIC FOCUS ON SHAREHOLDER VALUE

     In 1991, Hercules announced a new management direction to focus Hercules' assets (both personnel and capital) in areas that build shareholder value. Since then, Hercules has divested underperforming businesses, streamlined corporate overhead and priced products for value in use. Proceeds from the divestitures, as well as operating cash flow, have been used for both capital expenditures and share repurchases. Profitability, cash flow and shareholder value increased dramatically over the six-year period ended December 1996; consolidated gross margin increased from 26% to 36%; operating margin increased from 6% to 21%; net income margin increased from 3% to 16%; return on equity increased from 5% to 33%; and fixed charge coverage increased from 3.1 to 10.2 times. Historical results of operations may not be indicative of results of operations in the future.

     Hercules' commitment to shareholder value continues. At this time, key areas of focus include cost improvement, revenue growth and the use of excess cash flows, if any, to repurchase Hercules shares pursuant to its common stock repurchase program most recently reaffirmed in February 1997. Growth opportunities are likely to include both internal and external initiatives, with external initiatives focused on joint ventures and acquisitions.

                              RECENT DEVELOPMENTS

FORMATION OF JOINT VENTURE

     In June 1997, Hercules announced the formation of a joint venture (Fiberco) with Jacob Holm & Sons A/S (Denmark). Fiberco combines the Hercules Fibers Division with the Jacob Holm (Danaklon) interests in its fibers business. Fiberco provides Hercules with a 51% ownership position, retires over $103 million of Hercules' debt and is expected to generate $300 million per year in sales.

     The business of Fiberco is to develop, manufacture and sell polypropylene nonwoven fibers for the disposable hygiene products industry and polypropylene textile yarn for home furnishings and automotive industries.

SECOND QUARTER FINANCIAL RESULTS

     Net sales of Hercules for the second quarter ended June 30, 1997 were $502 million as compared to $545 million for the same period in 1996. Profit from operations for the second quarter ended June 30, 1997 was $107 million as compared to $117 million for the same period in 1996. Net income for the second quarter ended June 30, 1997 was $75 million as compared to $88 million for the same period in 1996 (1996 includes income from businesses divested and a net non-recurring gain of $.05 per share). The results include negative impact from weaker foreign currencies relative to the U.S. dollar and the effect of divested businesses. On a comparable basis, for the second quarter ended June 30, 1997, sales increased 4% and operating profit increased 5%.

                                USE OF PROCEEDS

     The Company expects to use the proceeds from the sale of the Securities for the repayment of commercial paper with an average maturity as of June 30, 1997 of 28 days and an average yield of 5.66% per annum.

                                 CAPITALIZATION

     The following table sets forth the Company's consolidated capitalization at March 31, 1997 and as adjusted to give effect to the sale of the Securities offered hereby and the application of the proceeds therefrom (before deducting expenses).

                                                                           MARCH 31, 1997
                                                                      -------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                      -----------   -----------
                                                                           (IN THOUSANDS)
Short-Term Debt:
  Commercial paper..................................................  $   300,000   $   100,000
  Bank debt.........................................................       52,000        52,000
                                                                       ----------    ----------
          Short-Term Debt...........................................  $   352,000   $   152,000
                                                                       ----------    ----------
Long-Term Debt:
  8% convertible subordinated debentures due 2010...................  $    41,000   $    41,000
  7.85% notes due 2000..............................................       25,000        25,000
  6.625% notes due 2003.............................................      125,000       125,000
  Commercial paper..................................................       50,000        50,000
  Other.............................................................       14,000        14,000
  Securities offered hereby.........................................           --       200,000
                                                                       ----------    ----------
          Long-Term Debt............................................      255,000       455,000
                                                                       ----------    ----------
Stockholders' Equity:
  Common stock......................................................       79,000        79,000
  Additional paid-in capital........................................      485,000       485,000
  Foreign currency translation adjustment...........................       11,000        11,000
  Retained earnings.................................................    2,025,000     2,025,000
  Reacquired stock at cost -- 50,881,229 shares.....................   (1,678,000)   (1,678,000)
                                                                       ----------    ----------
          Total Stockholders' Equity................................      922,000       922,000
                                                                       ----------    ----------

Total Capitalization (Total Debt plus Stockholders' Equity).........  $ 1,529,000   $ 1,529,000
                                                                       ==========    ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below have been derived from the consolidated financial statements for the Company for each of the periods indicated (and restated where appropriate to accord with the Company's current accounting policies and presentations) and should be read in conjunction with the consolidated financial statements and related notes included in the Company's reports filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of which is incorporated by reference herein. See "Documents Incorporated by Reference" in the accompanying Prospectus.

                                                                AT OR FOR THE
                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                                 (UNAUDITED)               AT OR FOR THE YEAR ENDED
                                                              -----------------   ------------------------------------------
                                                              1997(1)     1996     1996     1995     1994     1993     1992
                                                              ------     ------   ------   ------   ------   ------   ------
                                                               ($ IN MILLIONS)                 ($ IN MILLIONS)
STATEMENT OF INCOME DATA
Net Sales...................................................  $  495     $  503   $2,060   $2,427   $2,821   $2,773   $2,865
  Operating Costs and Expenses:
    Cost of Sales...........................................     320        326    1,320    1,591    1,924    1,931    2,092
    Selling, General and Administrative.....................      66         66      262      367      374      372      372
    Research and Development................................      14         14       56       59       65       76       70
    Other Operating Expenses (Income).......................     163         (1)     (19)      47       39       87       87
                                                              ------     ------   ------   ------   ------   ------   ------
  Profit (Loss) from Operations.............................     (68)        98      441      363      419      307      244
  Equity in Income of Affiliated Companies..................      17         14       53       41       26       24       16
  Interest and Debt Expense.................................      10          8       35       28       28       36       41
  Other Income (Expense) Net................................     335         12       26      129       (9)      16       46
                                                              ------     ------   ------   ------   ------   ------   ------
  Income Before Income Taxes................................     274        116      485      505      408      311      265
  Provision for Income Taxes................................     166         40      160      172      134      103       97
                                                              ------     ------   ------   ------   ------   ------   ------
  Income Before Effect of Changes in Accounting
    Principles..............................................     108         76      325      333      274      208      168
  Extraordinary Charge for Early Retirement of Debt.........       0          0        0        0        0       (4)       0
  Effect of Changes in Accounting Principles................       0          0        0        0        0     (238)       0
                                                              ------     ------   ------   ------   ------   ------   ------
  Net Income................................................     108         76      325      333      274      (33)     168
RATIO OF EARNINGS TO FIXED CHARGES..........................    19.9x      11.1x    10.2x    11.8x     9.2x     6.4x     5.0x
RATIO OF DEBT TO CAPITAL....................................    39.7%      37.7%    42.6%    31.8%    27.7%    26.0%    23.8%
BALANCE SHEET DATA
  Working Capital...........................................  $  (82)    $  123   $   45   $  180   $  385   $  342   $  475
  Property, Plant and Equipment.............................     733        972      865    1,000    1,216    1,309    1,348
  Total Assets..............................................   2,654      2,481    2,386    2,493    2,941    3,162    3,228
  Total Debt................................................     607        620      658      505      496      481      544
  Stockholders' Equity......................................     922      1,025      887    1,082    1,295    1,368    1,746
STATEMENT OF CASH FLOW DATA
  Net Cash Provided by Operations...........................  $   33     $   (6)  $  225   $  328   $  298   $  659   $  305
  Proceeds of Investment and Fixed Asset Disposals..........     108          8      196      376      202       61      115
  Capital Expenditures......................................      24         21      120      117      164      149      150
  Depreciation..............................................      22         31      106      133      148      169      172
  Dividends.................................................      25         25       95       95       89       95      101
  Common Stock Reacquired (Net of Common Stock Issued)......      25        108      402      569      333      304      221

---------------
(1) Income Before Income Taxes and the Ratio of Earnings to Fixed Charges for the first quarter of 1997 have been impacted by (i) completion of transactions which monetized the Company's investment in Tastemaker, a 50%-owned flavors joint venture, at a pre-tax gain of $357 million, (ii) changes in executive leadership and the adoption of alternative strategies intended to strengthen current businesses, which resulted in a pre-tax charge to earnings of $161 million and (iii) charges of $37 million related to legal settlements and other accruals.

                           DESCRIPTION OF SECURITIES

     The following description of the particular terms of the Securities (which represent two separate series of, and are referred to in the accompanying Prospectus as, Debt Securities), supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made.

     The Securities are to be issued under the Indenture, dated as of May 15, 1993 (the "Indenture"), between the Company and PNC Bank, Delaware, as successor Trustee, described in the accompanying Prospectus. The following information relating to the Securities and the Indenture is a summary of provisions contained therein and does not purport to be complete. The provisions of the Indenture are incorporated herein by reference and the following summary is qualified in its entirety thereby.

     As used in the Prospectus or this Prospectus Supplement, a "holder" refers to a registered holder of a Security.

2000 NOTES

     The 2000 Notes will mature on August 1, 2000 and will be unsecured obligations of the Company. The 2000 Notes will rank pari passu with all other unsecured and unsubordinated debt of the Company, including the 2027 Debentures. Each 2000 Note will bear interest at the rate of 6.15% per annum from the date of issue, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 1998, to the person in whose name such 2000 Note (or any predecessor 2000 Note) is registered at the close of business on the January 15 or July 15 next preceding such interest payment date. The 2000 Notes will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof.

     The 2000 Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

2027 DEBENTURES

     The 2027 Debentures will mature on August 1, 2027 and will be unsecured obligations of the Company. The 2027 Debentures will rank pari passu with all other unsecured and unsubordinated debt of the Company, including the 2000 Notes. Each 2027 Debenture will bear interest at the rate of 6.60% per annum from the date of issue, payable semi-annually in arrears on February 1 and August 1 of each year, commencing February 1, 1998, to the person in whose name such 2027 Debenture (or any predecessor 2027 Debenture) is registered at the close of business on the January 15 or July 15 next preceding such interest payment date. The 2027 Debentures will be issued only in fully registered form in denominations of $1,000 or any integral multiple thereof.

     The 2027 Debentures will not be redeemable at the option of the Company prior to maturity and will not be subject to any sinking fund.

     The 2027 Debentures will be redeemable, in whole or in part, at the option of each of the holders on August 1, 2007 at a redemption price equal to 100% of the principal amount thereof. Interest due on August 1, 2007 will be payable on such date to holders at the close of business on July 15, 2007. To exercise the redemption option, a holder must deliver a notice of exercise of such option to the Company at the Corporate Trust Office of the Trustee (or such other location of which the Company shall have provided written notice thereof to the holders) no earlier than June 2, 2007 and no later than June 30, 2007. Any such notice of exercise of the redemption option shall be irrevocable. The redemption option may be exercised by a holder for less than the entire principal amount of the 2027 Debentures held by such holder so long as the principal amount that is to be redeemed is equal to $1,000 or any integral multiple thereof.

     So long as the 2027 Debentures are represented by the Global Debenture (as defined below) held by or on behalf of the Depositary, and registered in the name of the Depositary or the Depositary's nominee, the holders' redemption option may be exercised only by the Depositary or the Depositary's nominee, as registered holder on behalf of the beneficial owners of interests in the Global Debenture representing 2027 Debentures. Accordingly, beneficial owners of interests in the Global Debenture representing 2027 Debentures who desire to have the Depositary or the Depositary's nominee exercise the redemption option on their behalf will be required to give timely notice thereof to the Depositary through the participant in the Depositary through which such interest is held in accordance with the policies and procedures of the Depositary and such participant in effect at that time. See "-- Book-Entry System" herein.

     Under the Depositary procedures currently in effect, in order to ensure that a notice is received by the Company on a particular day, each beneficial owner of an interest in the Global Debenture representing 2027 Debentures must so direct the participant in the Depositary through which such beneficial owner holds its interest before such participant's deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, each beneficial owner of an interest in the Global Debenture representing 2027 Debentures should consult the participant through which it owns its interest therein for the deadline for such participant. All notices must be executed by a duly authorized officer of such beneficial owner (with signature guaranteed) and must be irrevocable. In addition, each beneficial owner of an interest in the Global Debenture representing 2027 Debentures must effect delivery at the time such notices are given by causing the applicable participant to transfer such beneficial owner's interest in such Global Debenture representing 2027 Debentures on the Depositary's records to the Trustee.

BOOK-ENTRY SYSTEM

     Upon issuance, the 2000 Notes will each be represented by a single fully registered global certificate (the "Global Note") and upon issuance, the 2027 Debentures will each be represented by a single fully registered global certificate (the "Global Debenture"). The Global Note and the Global Debenture will each be legended as required by the Indenture, will represent the respective aggregate principal amount of the applicable series of Securities that will be deposited with, or on behalf of, the Depositary, and will be registered in the name of Cede & Co., as nominee of the Depositary.

     Except as set forth below, the Global Note or the Global Debenture may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     The Depositary has advised the Company and the Underwriters that it is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants. The rules applicable to the Depositary and its participants are on file with the Commission.

     Upon the issuance by the Company of the Global Note and the Global Debenture, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amount of the Securities to the accounts of participants. The accounts to be credited will be designated by the applicable Underwriter. Beneficial ownership of interests in the Global Note or the Global Debenture will be limited to participants or persons that may hold interests through participants and will be shown on, and the transfer thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that may hold interests through participants (with respect to interests of beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial ownership of interests in the Global Note or the Global Debenture.

     For the Global Note or the Global Debenture, so long as the Depositary or its nominee is the registered owner of such Global Note or Global Debenture, the Depositary or its nominee, as the case may be, will be considered the sole owner and holder of the Securities represented by such Global Note or Global Debenture for all purposes under the Indenture. Except as provided below, beneficial owners of interests in the Global Note or the Global Debenture will not be entitled to have Securities represented by such Global Note or Global Debenture registered in their names, will not receive or be entitled to receive physical delivery of such Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Principal and interest payments in respect of the Securities will be made in immediately available funds by or on behalf of the Company to the Depositary or its nominee, as the case may be, as the holder of the related Global Note or Global Debenture. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. Neither the Company nor the Trustee will have any responsibility or liability for the Depositary's exercise of or failure to exercise the redemption option with respect to any of the 2027 Debentures on behalf of any holder of a beneficial interest therein, except as to the Company's obligation to redeem such 2027 Debentures if such option is properly exercised by the Depositary or its nominee, as registered holder, in accordance with the procedures specified therefor. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Note or the Global Debenture, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial ownership interests in such Global Note or Global Debenture as shown on the records of the Depositary. The Company also expects that payments by participants to beneficial owners of interests in the Global Note or the Global Debenture will be governed by standing customer instructions and customary practices, as is now the case, with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Payments to the Depositary in respect of the Securities which are represented by the Global Note or the Global Debenture shall be the responsibility of the Company or the Trustee, disbursement of such payments to direct participants shall be the responsibility of the Depositary and disbursement of such payments to beneficial owners shall be the responsibility of direct and indirect participants.

     Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners, and vice versa, will be governed by arrangements among them, subject to statutory or regulatory requirements as may be in effect from time to time; and neither the Company nor the Trustee will have any responsibility or liability with respect thereto.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy of such information.

     If (i) the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, (ii) the Company at any time determines not to have Securities represented by the Global Note or the Global Debenture, (iii) the Company defaults on the payment of principal, premium, if any, or interest with respect to the Global Note or the Global Debenture or (iv) an Event of Default has occurred and is continuing with respect to the Global Note or the Global Debenture, then the Company will issue Securities of the applicable series in definitive form in exchange for the Global Note and/or the Global Debenture to beneficial owners of interests therein equal in principal amount to such interest and will have such Securities registered in their names. Securities so issued in definitive form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below:

                                                                  PRINCIPAL AMOUNT OF SECURITIES
                                                                 --------------------------------
NAME                                                              2000 NOTES      2027 DEBENTURES
---------------------------------------------------------------  ------------     ---------------
J.P. Morgan Securities Inc. ...................................  $ 30,000,000      $  30,000,000
NationsBanc Capital Markets, Inc. .............................    30,000,000         30,000,000
Goldman, Sachs & Co. ..........................................    30,000,000         30,000,000
Dillon, Read & Co. Inc. .......................................    10,000,000         10,000,000
                                                                 ------------       ------------
          Total................................................  $100,000,000      $ 100,000,000
                                                                 ============       ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Securities of a particular series if any are taken.

     The Underwriters propose to offer the 2000 Notes and 2027 Debentures directly to the public at the respective public offering prices set forth on the cover page of this Prospectus Supplement and to certain dealers at such prices less a concession not in excess of .25% of the principal amount of the 2000 Notes and .40% of the principal amount of the 2027 Debentures. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of .20% of the principal amount of the 2000 Notes or .25% of the principal amount of the 2027 Debentures to certain other dealers. After the initial public offering, such prices and such concessions may be changed by the Underwriters.

     Each series of the Securities is a new issue of securities with no established trading market and will not be listed on any national securities exchange. The Company has been advised by the Underwriters that the Underwriters intend to make a market for each series of Securities, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the development or liquidity of any trading market for the Securities.

     In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, in the open market to cover syndicate shorts or to stabilize the price of the Securities. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Securities in the offering, if the syndicate repurchases previously distributed Securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments which the Underwriters may be required to make in respect thereof.

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with the Company and its affiliates.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Securities will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania and by Richard G. Dahlen, Esquire, Vice President and General Counsel of the Company, and for the Underwriters by Brown & Wood LLP, New York, New York. Mr. Dahlen owned beneficially, as of July 22, 1997, 12,222 shares of restricted stock under Hercules Incorporated Long Term Incentive Compensation Plan (the "LTICP"), 110 shares of Hercules common stock under the Hercules Incorporated Savings and Investment Plan, and the right to acquire within 60 days hereof 8,400 shares under options held pursuant to the LTICP.

                                HERCULES (LOGO)

PROSPECTUS

                                  $500,000,000

                             HERCULES INCORPORATED

                                DEBT SECURITIES

                            ------------------------

     Hercules Incorporated (the "Company" or "Hercules") intends from time to time to issue and offer debt securities (the "Debt Securities") in an aggregate principal amount of up to U.S. $500,000,000 (or the equivalent thereof in one or more foreign currencies or currency units) which will be offered on terms to be determined at the time of sale. When each series of Debt Securities is offered, a supplement to this Prospectus (a "Prospectus Supplement") will be delivered with this Prospectus setting forth with respect to the series of Debt Securities offered: the specific designation, aggregate principal amount, interest rate (which may be fixed or variable) and interest payment dates, if any, purchase price, maturity date, any redemption or pre-payment terms, any terms for repayment at the option of the holder, any sinking or analogous fund provisions, and any other specific terms. The Debt Securities may be sold for U.S. dollars or any foreign denominated currency or currency units, and the principal of, premium, if any, and any interest on, the Debt Securities may be payable in U.S. dollars or any foreign denominated currency or currency units.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                  ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

     The Debt Securities will be sold directly, through agents, dealers, or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or any dealers or underwriters are involved in the sale of a series of Debt Securities, the names of such agents, dealers, or underwriters and any applicable agent's commission, dealer's purchase price, or underwriter's discount will be set forth in or may be calculated from information set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other attributable issuance expenses. The Prospectus Supplement will also set forth the securities exchanges, if any, on which the Debt Securities will be listed. See "Plan of Distribution."

     The Debt Securities may be offered on a continuing basis. The Company or such agents, dealers, or underwriters may reject, in whole or in part, any offer to purchase the Notes. See "Plan of Distribution."

     This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                 The date of this Prospectus is July 23, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "SEC"), Washington, DC, a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Debt Securities and the Company, reference is made to the Registration Statement.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 5th Street, N.W., Washington, DC 20549, and at the regional offices of the SEC, which include: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048. Such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005, on which certain of this Company's securities are listed. Copies can be obtained from the SEC by mail, at prescribed rates, or from the SEC's Internet website at http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and

          (c) The Company's Current Reports on Form 8-K dated April 15, 1997 and July 16, 1997.

     All documents filed pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the particular Debt Securities shall be deemed to be incorporated by reference into this Prospectus and the applicable Prospectus Supplement and to be a part hereof and thereof from the date of filing of such documents. Any statement contained herein or therein or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for purposes of this Prospectus and the applicable Prospectus Supplement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein and therein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the applicable Prospectus Supplement.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS AND THE APPLICABLE PROSPECTUS SUPPLEMENT IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OR ALL OF THE DOCUMENTS WHICH HAVE BEEN OR MAY BE INCORPORATED HEREIN AND THEREIN BY REFERENCE OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). REQUESTS SHOULD BE DIRECTED TO: ISRAEL J. FLOYD, HERCULES INCORPORATED, HERCULES PLAZA, 1313 NORTH MARKET STREET, WILMINGTON, DELAWARE 19894-0001 (TELEPHONE: 302-594-5128; TELEFACSIMILE: 302-594-7252; INTERNET
E-MAIL: IFLOYD@HERC.COM).

                                  THE COMPANY

     Hercules Incorporated ("Hercules" or the "Company") is a diversified, worldwide producer of chemicals and related products. The Company was incorporated in Delaware in 1912 and its principal executive offices are at Hercules Plaza, 1313 North Market Street, Wilmington, Delaware 19894-0001. The telephone number for its corporate headquarters in Wilmington is (302) 594-5000.

     Hercules operates, both domestically and throughout the world, in two industry segments: Chemical Specialties and Food & Functional Products. Chemical Specialties manufactures, markets and sells such products as wet-strength resins and sizings to improve the properties of paper; resins for inks and adhesives; and polypropylene fibers and textile yarns used in disposable hygiene products and home furnishings. Major worldwide manufacturing locations include Brunswick, Georgia; Franklin, Virginia; Jefferson, Pennsylvania; Middelburg, the Netherlands; Milwaukee, Wisconsin; Paulinia, Brazil; Portland, Oregon; Savannah, Georgia; and Zwijndrecht, the Netherlands.

     Food & Functional Products manufactures, markets and sells natural food gums for the food industry and water-soluble polymers used as thickeners and stabilizers in paints, personal care products, rubber and coatings. Major worldwide manufacturing locations include Alizay, France; Doel, Belgium; Hopewell, Virginia; Kenedy, Texas; Lille Skensved, Denmark; and Parlin, New Jersey.

     As of December 31, 1996, Hercules had 7,114 employees worldwide. Approximately 4,300 were located in the United States.

                                USE OF PROCEEDS

     Except as may otherwise be disclosed in a Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Debt Securities will be used for general corporate purposes.

     The Company expects that it will, on a recurring basis, engage in additional financings in character and amount to be determined as the need arises.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following are the Company's consolidated ratios of earnings to fixed charges for each of the periods indicated:

                                            THREE MONTHS
                                               ENDED                  YEARS ENDED DECEMBER 31,
                                           MARCH 31, 1997     ----------------------------------------
                                            (UNAUDITED)       1996     1995     1994     1993     1992
                                           --------------     ----     ----     ----     ----     ----
Historical Ratio of Earnings to Fixed
  Charges................................       19.9          10.2     11.8      9.2      6.4     5.04

     For the purpose of determining earnings in the calculation of the ratio, consolidated pre-tax income (loss) has been adjusted by the equity income of majority-owned subsidiaries and the distributed income of less than 50 percent owned subsidiaries, increased by the amount of previously capitalized interest amortized during the period, and increased by the amount of fixed charges, excluding capitalized interest expense. Fixed charges consist of interest expense on borrowings (including capitalized interest) and one-third (the proportion deemed representative of the interest portion) of rents.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be issued under an indenture dated as of May 15, 1993, as the same may be amended or modified from time to time as described in a Prospectus Supplement (the "Indenture"), between the Company and PNC Bank, Delaware, as trustee (the "Trustee"), a copy of which is an exhibit to the Registration Statement filed with the SEC. Effective July 23, 1997, PNC Bank, Delaware replaced Mellon Bank, N.A. as trustee through execution of an Instrument of Resignation, Appointment and Acceptance, a copy of which is also an exhibit to the Registration Statement. Effective June 4, 1996, Mellon Bank, N.A. replaced the original trustee, BankAmerica National Trust Company, through execution of an Instrument of Resignation, Appointment and Acceptance, a copy of which is also an exhibit to the Registration Statement.

     The following summaries of certain provisions of the Indenture describe general terms to which any securities issued under the Indenture may be subject. Specific terms and provisions of any series of Debt Securities offered pursuant to the Indenture, as well as the extent to which the general terms described below may apply thereto, will be described in the Prospectus Supplement that relates to the offering and sale of the series of Debt Securities in respect of which this Prospectus is being delivered. Accordingly, for description of the terms of a particular issue of Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the following description.

     The descriptions that follow do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms. Particular sections of the Indenture which are relevant to the discussion are cited parenthetically.

GENERAL

     The Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company, unless the Company is required to secure the Debt Securities pursuant to the negative pledge provisions described below under "Certain Covenants of the Company." The Indenture does not limit the amount of Debt Securities that can be issued thereunder. (Section 301)

     Reference is made to the Prospectus Supplement for the following terms, if applicable, of the series of Debt Securities offered thereby: (i) the title of the series of Debt Securities; (ii) any limit upon the aggregate principal amount of the series of Debt Securities; (iii) the rate or rates (which may be fixed or variable) at which the series of Debt Securities will bear interest, if any, or the method or methods, if any, by which such rate or rates are to be determined, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record date for the interest payable on any interest payment date; (iv) the price or prices (expressed as a percentage of the principal amount) at which the Debt Securities will be issued;
(v) the date or dates on which the principal of the Debt Securities will be payable; (vi) the terms of any mandatory redemption or optional redemption by the Company or the holder thereof (including any provisions for any sinking, purchase or other analogous fund); (vii) if other than the principal amount thereof, the portion of the principal amount of the series of Debt Securities that will be payable upon declaration of acceleration of the maturity thereof,
(viii) whether and under what circumstances the Company will pay additional amounts on the series of Debt Securities held by a Person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (ix) the currency, currency unit or currency composites for which the Debt Securities may be purchased and the currency, currency unit or currency composites in which the principal and any interest thereon are payable; (x) whether the currency, currency unit or currency composites for which the Debt Securities may be purchased or in which the principal and any interest thereon may be payable is at the purchaser's election and, if so, the manner in which such election may be made; (xi) any covenants and events of default with respect to the series of Debt Securities, and remedies with respect thereto, if not set forth in the Indenture; and (xii) any additional provisions or other special terms, not inconsistent with the provisions of the Indenture, including any terms that may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Debt Securities of such series.

     The Debt Securities may be issued in one or more series with the same or various maturities at par or at a discount which may be substantially below their stated principal amount, and may bear no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

     Unless otherwise specified in a Prospectus Supplement, the Debt Securities shall be issued only in denominations of U.S. $1,000 and any integral multiple thereof. (Sections 301 and 302)

     Principal, premium, if any, and interest will be payable, and the Debt Securities will be transferable and exchangeable, in the manner described in the Prospectus Supplement relating to such Debt Securities. No service charge will be made for any transfer or exchange of any Debt Securities but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Unless otherwise specified in the Prospectus Supplement, principal of, any premium on, and any interest on, Debt Securities will be payable at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company.

FOREIGN CURRENCY

     If any of the Debt Securities are sold for any foreign currency, currency unit or currency composites or if principal of or any interest on any of the Debt Securities is payable in any foreign currency, currency unit or currency composites, the restrictions, elections, tax consequences, specific terms and other information with respect to such issue of Debt Securities and such foreign currency, currency unit or currency composites will be specified in a Prospectus Supplement. (Section 311)

GLOBAL SECURITIES

     A series of Debt Securities may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Permanent Global Securities will be issued in definitive form. Unless and until exchanged in whole or in part for other Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary to any such nominee to a successor of such Depositary or a nominee of such successor Depositary. (Sections 201, 203, 304 and 305)

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("Participants"). The accounts to be credited shall be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interest in a Global Security will be limited to Participants or persons that may hold interests through Participants; however, the Company has no obligations to any persons that hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by Participants or persons that hold through Participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture.

     Principal of, and premium, if any, and interest on, Debt Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, and Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security, will credit immediately Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participants.

     If a Depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for the Global Security representing the corresponding Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Global Securities representing such Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, upon the Depositary's request an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name (if the Debt Securities of such series are issuable as Registered Securities). (Section 305)

CERTAIN COVENANTS OF THE COMPANY

     Restrictions on Creation of Secured Debt. The Company covenants that, so long as any of the Debt Securities remain outstanding, it will not, nor will it permit any Restricted Subsidiary (as defined below), to issue, assume or guarantee any debt for money borrowed (herein referred to as "Debt") if such Debt is secured by a mortgage, security interest, pledge, lien or other encumbrance (any of such are hereinafter referred to as a "lien") on any Principal Property (as defined below), or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or acquired after the date of the Indenture), without, in any such case, effectively providing concurrently with the issuance, assumption of or guaranty of any such Debt that the Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guaranty of the Company or such Restricted Subsidiary ranking equally with the Securities and then existing or thereafter created) shall be secured equally and ratably with such Debt. This restriction, however, shall not apply to Debt secured by liens: (i) on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (ii) on property existing at the time that it is acquired or to secure Debt incurred for the purpose of financing the purchase price of such property or improvements or construction on the property, which Debt is incurred prior to or within one year after the later of such acquisition, completion of such construction, or the commencement of commercial operation of such property; provided, however, that in the case of any such acquisition, construction or improvement the lien shall not apply to any property theretofore owned by the Company or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore unimproved real improvement, on which the property is constructed, or the improvement is located; (iii) securing Debt owing by any Restricted Subsidiary to the Company or another Restricted

Subsidiary; (iv) on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary; (v) on advance, partial or progress payments pursuant to contracts with U.S. federal and state Governments for production, research or development, or on any material or supplies in connection with the performance of such contracts in order to secure such payments to such Governments; and liens on equipment, tools, machinery, land or buildings constructed or purchased by the Company or a Restricted Subsidiary for the purpose of manufacturing a product, or performing any research or development work for such Governments to secure indebtedness owing to such Governments for the construction or purchase of such equipment, tools, machinery, land and buildings (including liens incurred in connection with pollution control, industrial revenue or similar financings); (vi) existing at the date of the Indenture; or (vii) on particular property (or any proceeds of the sale thereof) to secure all or any part of the cost of exploration, drilling, mining or development thereof (including construction of facilities for field processing of minerals) intended to obtain or materially increase the production and sale or other disposition of oil, gas, coal, uranium, copper or other minerals therefrom, or any indebtedness created, issued, assumed or guaranteed to provide funds for any or all such purposes; or (viii) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in the foregoing clauses (i) through (vii) inclusive; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (plus improvements on such property). (Section 1006)

     Notwithstanding the above, the Company and one or more Restricted Subsidiaries may, without securing the Debt Securities, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions, provided that the aggregate amount of Debt secured by a lien then outstanding (not including secured Debt permitted under the foregoing exceptions) does not exceed 5% of the consolidated stockholders' equity of the Company as of the end of the last preceding year. (Section 1006)

     For the purposes of the foregoing covenant, the following types of transactions shall not be deemed to create Debt secured by a lien: the sale or other transfer of (i) oil, gas, coal, uranium, copper or other minerals in place for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specific amount of such minerals; or (ii) any other interest in property of the character commonly referred to as a "production payment." (Section 1006)

     Restrictions of Sale and Leaseback Transactions. Sale and leaseback transactions by the Company or any Restricted Subsidiary of any Principal Property are prohibited (except a temporary lease for a term of not more than three years and except for leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries) unless (i) the Company or such Restricted Subsidiary would be entitled to issue, assume or guarantee Debt secured by the property involved at least equal to the Attributable Debt (defined below) in respect of such transaction without equally and ratably securing the Debt Securities, provided that such Attributable Debt shall then be deemed for all purposes under Section 1006 and the provisions of this covenant to be Debt subject to the provisions of Section 1006, or (ii) an amount in cash equal to such Attributable Debt is applied to the retirement of Debt then having a maturity of more than one year. (Section 1007)

     Restrictions on Consolidations and Mergers. The Company will not consolidate or merge with or dispose of all or substantially all of its property to any corporation unless the surviving corporation (if other than the Company) shall assume the obligations of the Company under the Indenture and under the Debt Securities. (Section 801) If on any consolidation or merger of the Company or any Restricted Subsidiary with or into any other corporation, or on any sale, conveyance or lease of substantially all its properties, any Principal Property or any shares of stock or indebtedness of any Restricted Subsidiary would then become subject to any mortgage, pledge, security interest or other lien or encumbrance, the Company, prior to such event, will secure the Debt Securities by a direct lien on such Principal Property, shares of stock or indebtedness, prior to all liens other than any such liens previously existing. (Section 802)

CERTAIN DEFINITIONS

     "Attributable Debt" means the present value (discounted as provided in the Indenture) of the obligation of a lessee for rental payments during the remaining term of any lease. (Section 1007)

     "Consolidated Net Tangible Assets" means as of any particular time the aggregate amount of assets after deducting therefrom (a) all current liabilities and (b) all goodwill, patents, copyrights, trademarks, tradenames, unamortized debt discount and expense and other like intangibles, all as shown in the most recent consolidated financial statements of the Company and its Subsidiaries prepared in accordance with generally accepted accounting principles. (Section
101)

     "Principal Property" means any manufacturing plant or other facility of the Company or any Restricted Subsidiary, whether owned as of the date of the Indenture or acquired thereafter, which is located within the continental United States and, in the opinion of the Board of Directors or an officer designated by the Board of Directors, is of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole. (Section 101)

     "Restricted Subsidiary" means any Subsidiary all the property of which is located within the continental United States of America which owns a Principal Property or in which the Company's investment, whether in the form of equity or debt, is in excess of 10% of the Consolidated Net Tangible Assets of the Company as of the end of the fiscal year preceding the date of determination, provided, however, that the term "Restricted Subsidiary" shall not include any Subsidiary principally engaged in financing exports from or operations outside the continental United States of America. (Section 101)

EVENTS OF DEFAULT, NOTICE AND WAIVER; DEBT SECURITIES IN FOREIGN CURRENCIES

     As to any series of Debt Securities, an Event of Default is defined in the Indenture as (a) default for 30 days in payment of any interest on the Debt Securities of such series; (b) default in payment of principal of or any premium on the Debt Securities of such series at maturity, upon redemption or repayment, by declaration or otherwise; (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series and continuance of such default for a period of 30 days; (d) default by the Company in the performance of any other material covenant or warranty contained in the Indenture for the benefit of such series which shall not have been remedied for a period of 60 days after notice given as specified in the Indenture; (e) certain events of bankruptcy, insolvency and reorganization of the Company; or
(f) any other events of default provided with respect to a particular series of Debt Securities. (Section 501)

     The Indenture provides that, if an Event of Default shall have occurred and be continuing with respect to any series, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be immediately due and payable; upon certain conditions, however, such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in principal amount of the Debt Securities of such series then outstanding. (Sections 502 and 513)

     Under the Indenture, the Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default includes the events specified above without notice or grace periods); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities of such series, or default in the payment of any sinking or purchase fund installment or analogous obligations, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series; provided, further, that in the case of any default by the Company in the performance of any material covenants or warranties contained in the Indenture, no such notice shall be given until at least 30 days after the occurrence thereof. (Sections 501 and 602)

     No holder of any Debt Securities of any series may institute any action under the Indenture unless (a) such holder shall have given the Trustee written notice of a continuing Event of Default, (b) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Trustee to institute proceedings in respect of such Event of Default, (c) such holder or holders shall have offered the Trustee such reasonable indemnity as the Trustee may require, (d) the Trustee shall have failed to institute an action for 60 days thereafter and (e) no inconsistent direction shall have been given to the Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities then outstanding of such series. (Section 507)

     The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such series of Debt Securities. (Section 512) The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee, in exercising its rights and powers under the Indenture, will be required to use the degree of care of a prudent man in the conduct of his own affairs. (Section 601)

     The Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the officers' knowledge of any defaults under the terms of the Indenture. (Section 1009)

     If any Debt Securities are denominated in coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the noon Dollar buying rate for cable transfers quoted in New York City for the currency in which such Debt Securities are denominated (as evidenced to the Trustee by an Officers' Certificate) as of the date of the taking of such action by the holders of such requisite principal amount as evidenced to the Trustee as provided in the Indenture. (Section 311)

     If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof. (Section 101)

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture or the rights of the holders of the Debt Securities under the Indenture may be modified by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series adversely affected by such modification then outstanding, but no such modification may be made without the consent of each holder of such Debt Securities which would (i) change the maturity of, any principal of or any premium on, or any installment of interest on, any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), or (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such supplemental indenture, or (iii) modify any of the provisions of certain Sections of the Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby. (Section 902)

DEFEASANCE OF THE INDENTURE AND DEBT SECURITIES

     If the terms of any series of Debt Securities so provide, the Company will be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of any series of Debt Securities by (a) depositing with the Trustee (i) as trust funds in trust an amount sufficient to pay and discharge the entire indebtedness on all Debt Securities of such series for principal, premium and interest, or (ii) as obligations in trust such amount of direct obligations of or obligations the principal of and interest on which are fully guaranteed by the United States government as will, together with the income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay and discharge the entire indebtedness on all such Debt Securities for principal, premium and interest and (b) satisfying certain other conditions precedent specified in the Indenture including the delivery to the Trustee of an Opinion of Counsel to the effect that the Holders of the Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option to defease the Debt Securities and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such option had not been exercised. (Section 403) In the event of any such defeasance, holders of such Debt Securities would be able to look only to such trust fund for payment of principal of, any premium on, and any interest on, their Debt Securities.

CONCERNING THE TRUSTEE

     The Trustee is PNC Bank, Delaware which has, from time to time, provided loans and other customary banking services to the Company in the ordinary course of business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities (i) through underwriters or dealers; (ii) through agents; (iii) directly to purchasers; or (iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The Prospectus Supplement relating to a series of the Debt Securities sets forth their offering terms, including the name or names of any underwriters, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any initial public offering price and any underwriting discounts, commissions and other items allowed or reallowed or paid to dealers and any securities exchanges on which the Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in a Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, any such agent will be acting on a reasonable efforts basis for the period of its appointment.

     If so indicated in a Prospectus Supplement, the Company will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

     Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company to payments they may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Debt Securities being offered hereby will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, Philadelphia, Pennsylvania and Richard G. Dahlen, Esquire, Vice President and General Counsel of the Company, unless otherwise specified in a Prospectus Supplement. Mr. Dahlen owned beneficially, as of July 22, 1997, 12,222 shares of restricted stock under the Hercules Incorporated Long Term Incentive Compensation Plan (the "LTICP"), 110 shares of Hercules common stock under the Hercules Incorporated Savings and Investment Plan, and the right to acquire within 60 days hereof 8,400 shares under options held pursuant to the LTICP.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiaries which are included in the Company's most recent Annual Report on Form 10-K have been audited and reported upon by Coopers & Lybrand, L.L.P., independent accountants, and are incorporated by reference in this Prospectus. Such financial statements are incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., given on the authority of such firm as experts in accounting and auditing.